Exhibit 99.1

Medigus: Revoltz Initiates on Exclusive Distribution Agreement of $2.7 Million in Revenues and Completes the Production of the First 50 PORTO Micro-Mobility EVs

Following completion of initial production, Revoltz sets up for delivery in accordance with its distribution agreement (the “Agreement”), aiming to sell 150 vehicles in the first year of the Agreement

Tel Aviv, Israel, March 27, 2024 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle (“EV”) and charging solutions, announced today that Revoltz Ltd, its EV joint venture, 19.9% owned by its subsidiary Fuel Doctor Holdings, Inc. (67.15%), completed its first production batch of 50 units of its micro-mobility electric vehicle, ‘PORTO’.

The completion of production is a significant step in enabling Revoltz to prepare for shipment of units in accordance with the Agreement signed over the past year.

During 2023, Revoltz and a premier distributor in Israel (the “Distributor”) entered into the Agreement, worth $2.7 million in revenue, with the goal to steer the advanced PORTO EVs into Israel and adjacent territories.

As part of the agreement, the Distributor has already purchased 50 PORTO units for the last-mile delivery market and is committed to purchasing a total of 150 vehicles in the first year of the Agreement. The five-year Agreement includes annual and scaling-up sales targets for each year.

The Distributor will provide service and maintenance for the PORTO vehicles as part of the Agreement, ensuring high-quality support and longevity for customers focusing mainly on the local delivery market.

Revoltz has made strides in the EV industry with the launch of its flagship model, PORTO, which provides a seamless blend of functionality, sturdy design, and agility, designed specifically for the growing last-mile delivery market. The PORTO vehicle provides 100 km range with a delivery payload of 250L on a single charge, offering similar payload capacity as a small hatchback car at lower cost and with the ability to maneuver in tight urban environments. The PORTO uses an advanced tilting advanced leaning suspension mechanism ensures best in class stability even under full load. With high volume loading spaces integrated over both axles, the cargo weight is distributed evenly, making for a safe and confident ride with unmatched vehicle dimensions.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd., by way of Fuel Doctor Holdings, Inc. are also part of the Company’s portfolio of technology solution providers. Medigus is traded on Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements could differ materially from those described in or implied by the statements in this press release. For example, Medigus uses forward-looking statements when describing PORTO’s ability to satisfy market needs.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com